UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.E.S.A. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Fifth Avenue, Sixth Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Richards 212-792-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E.S.A. Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

ANGELO JOSE MOULTAIR
Notary Public - State of New York
NO. 01MO6191561
Qualified in Queens County
My Commission Expires 2/17/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Statement of Cash Flows

[x] (p) Report of Registered Public Accounting Firm on the Exemption Report Required by Rule 17a-5 Under the Securities & Exchange Act of 1934

[x] (q) Exemption Report.

Report of Independent Registered Public Accounting Firm

Board of Directors
M.E.S.A. Securities, Inc.

We have audited the accompanying statement of financial condition of M.E.S.A. Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 ("SEC Rule 17a-5") and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule 1 required by SEC Rule 17a-5 has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. Such information is the responsibility of management. Our audit procedures included determining whether such information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conforming with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 20, 2015

M.E.S.A. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

M.E.S.A. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2014

ASSETS

Cash	$ 2,432,203
Investments	1,270,413
Accounts receivable	2,466,117
Prepaid expenses	46,575
Employee loan receivable	5,000
Property and equipment (at cost, less $529,136 accumulated depreciation)	84,253
Due from related parties	320,323
Note receivable due from related party (less $704,751 allowance for loan valuation, including $14,946 of accrued interest)	225,027
Restricted cash	101,680
Deferred tax assets	79,000
Deposits and other assets	5,726
TOTAL	$ 7,036,317

LIABILITIES

Accounts payable and accrued expenses	$ 1,470,385
Bonuses and employee benefits payable	3,203,845
Deferred revenue	94,305
Payroll taxes payable	201,372
Income taxes payable	82,166
Deferred rent	17,113
Total liabilities	5,069,186
Commitments	

SHAREHOLDERS' EQUITY

Series A redeemable preferred stock - no par or stated value, 1,000 shares authorized; 11 shares issued	--
Common stock - no par value, 19,000 shares authorized; 11,100 shares issued, at stated value	1,110
Subscription receivable for common stock	(350,000)
Additional paid-in capital	2,688,175
Deficit	(372,152)
Total shareholders' equity	1,967,133
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,036,317

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Capital Stock				Additional Paid-in Capital	Subscription Receivable For Common Stock	(Deficit)	Total Shareholders' Equity
	Preferred Stock		Common Stock					
	Shares	Amount	Shares	Amount				
Balance - January 1, 2014	11	$ --	10,000	$ 1,000	$ 2,628,285	-	$ (513,078)	$ 2,116,207
Issuance of common stock for subscription receivable			1,100	110	499,890	(350,000)	-	150,000
Dividends Paid				-	(440,000)	-	-	(440,000)
Net income							140,926	140,926
Balance - December 31, 2014	11	$ --	11,100	$ 1,110	$ 2,688,175	$ (350,000)	$ (372,152)	$ 1,967,133

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Advisory, consulting and placement fee income		$ 10,880,999
Unrealized loss on investments		(28,295)
Net revenues		10,852,704
Expenses:		
Payroll	$ 6,401,834	
Payroll taxes	274,240	
Professional fees	1,164,044	
Rent and other facility expenses	504,807	
Insurance	268,948	
Travel and entertainment (net of $22,831 reimbursed expenses)	100,079	
Employee benefits	837,191	
Business development	268,448	
Office expenses	84,567	
Business materials	67,820	
Utilities	29,756	
Other service expenses	111,580	
Net, bad debt recovery	(255,000)	
Depreciation	70,193	9,928,507
Operating income before other income (expenses) and income taxes		924,197
Other income (expenses)		
Gain on disposal of property and equipment	32,969	
Allowance for loan losses	(704,751)	
Interest income	2,511	(669,271)
Income before income taxes		254,926
Provision for income taxes		114,000
NET INCOME		$ 140,926

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net Income	$ 140,926
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	70,193
Net, bad debt (recovery)	(255,000)
Unrealized loss on investments	28,295
Gain on disposal of property and equipment	(32,969)
Investments received as compensation for services	(483,401)
Allowance for loan losses	704,751
Deferred taxes	34,000
Net change in asset and liability accounts:	
Accounts receivable	(1,121,424)
Prepaid expenses	(14,685)
Restricted cash	182,717
Accounts payable and accrued expenses	(216,791)
Bonuses and employee benefits payable	1,849,810
Deferred revenue	21,378
Deferred rent	(35,737)
Payroll taxes payable	73,814
Income taxes payable	66,585
Total adjustments	871,537
Net cash provided by operating activities	1,012,463
Cash flows from investing activities:	
Employee loan advances	(5,000)
Repayment of employee advances	10,000
Advances to related parties	(740,714)
Insurance proceeds for replacement property	35,084
Acquisition of property and equipment	(24,185)
Net cash used for investing activities	(724,815)
Cash flows from financing activities:	
Issuance of common stock	150,000
Dividends paid	(440,000)
Net cash provided for financing activities	(290,000)
NET DECREASE IN CASH	(2,352)
Cash - January 1, 2014	2,434,555
CASH - DECEMBER 31, 2014	$ 2,432,203
Supplementary disclosure for non cash investing activity: Notes receivable due from affiliate converted to equity interests	$ 30,977
Supplementary disclosure for non cash financing activity: Subscritptions receivable from issuance of common stock	$ 350,000
Supplementary disclosure of cash paid for income taxes	$ 14,585

The notes to financial statements are made a part hereof.

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

M.E.S.A. Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis and the provision of consulting and advisory services. The Company is not registered in accordance with Section 15 of the Securities Exchange Act, and does not carry customer accounts, handle customer funds or securities, not transact business in securities through a medium of any of a national securities exchange. Accordingly, the Company is exempt from SEC Rule 15c-3-3 under Section (k)(2)(i).

Summary of Significant Accounting Policies

Cash

The Company maintains cash balances at one financial institution. The account is covered by regular FDIC insurance up to $250,000. Approximately $2,503,000 of the Company's cash exceeded the U.S. federally insured limits at December 31, 2014.

Investments

Investments are stated at fair value as determined by management and unrealized appreciation or depreciation is included in net assets and reflected in the statement of operations.

The Company records its investments at fair value as specified in the Financial Accounting Standards Board standard on "Fair Value Measurements" which establishes a hierarchy for measuring fair value. That standard provides a hierarchy of three levels of input data for determining the fair value of an asset or liability; Level 1 is quoted prices for identical items in active, liquid and visible markets, Level 2 is observable information for similar items in active or inactive markets and Level 3 is unobservable inputs to be used in situations where markets don't exist or are illiquid.

(Continued)

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Investments (Continued)

In connection with its current and prior years' private placements, advisory and consulting deals, the Company has received certain equity interests and warrants for the purchase of equity interests in its customers. The Company calculates the fair value of its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the non-publicly traded securities existed and the differences could be material.

Revenue Recognition

Currently, the Company deals exclusively with companies in the Media and Entertainment Industries. Revenue from consulting and advisory services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes. Given the nature of the Company's business, the majority of its fees and commissions in any given year are earned from different customers then in prior years. For the year ended December 31, 2014, six customers accounted for approximately 84% of net revenues with the largest accounting for 22% of net revenue.

Accounts Receivable

Trade accounts receivable from customers are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its customers. At December 31, 2014, substantially all of the Company's accounts receivable were related to a single transaction with one customer. Management believes that all accounts receivable at December 31, 2014 are fully collectible. Therefore, no allowance for doubtful accounts was required at December 31, 2014.

(Continued)

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Depreciation of Property and Equipment

Depreciation is computed on the straight-line method for financial accounting purposes and on accelerated methods for income tax purposes at rates which are designed to write off the assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences in the recognition of income and expenses for financial and tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled and are calculated using enacted income tax rates.

Generally accepted accounting principles clarify the accounting for the uncertainty in income taxes recognized in the Company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2014, the Company does not believe it has uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

The Company's federal, state and local income tax returns have not been examined by the taxing authorities in recent years. Years ended December 31, 2011, 2012 and 2013 remain open to examination by federal, state and local income tax authorities.

(Continued)

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $566,551 which was $442,195 in excess of its required net capital of $124,356. The Company's net capital ratio was 3.29 to 1. Under certain circumstances, withdrawals of capital may be restricted (see Note I).

NOTE C - Fair Value Measurements

The Company treats its investments of $1,270,413 as Level 3 investments (Note A) at December 31, 2014 in accordance with the provisions of the Financial Accounting Standard Board standard on "Fair Value Measurements".

Such investments are comprised of the following at December 31, 2014:

	Beginning Balance	Purchases, Issuances and Settlements	Unrealized Gains (Loses) Related to Assets Held at Year-End	Ending Balance
Common stock:				
Entertainment	$ ---	$ 30,977	$ 49,023	$ 80,000
Preferred stock:				
Entertainment	716,358	$ ---	(58,232)	658,126
Common stock warrants:				
Entertainment	67,972	483,401	(19,086)	532,287
	$ 784,330	$ 514,378	$ (28,295)	$1,270,413

(Continued)

NOTE D - Property and Equipment

Property and equipment at December 31, 2014 are comprised of:

Cost:	
Computer equipment	$ 112,892
Office furniture	171,279
Leasehold improvements	329,218
Total	613,389
Less accumulated depreciation	(529,136)
Net	$ 84,253

Computer equipment and office furniture are depreciated over their estimated useful life of 5 years. Leasehold improvements are being depreciated over the remaining term of the lease.

Depreciation expense for the year ended December 31, 2014 is $70,193.

NOTE E - Related Party Transactions

Due from Related Parties

Through December 31, 2014, the Company advanced an affiliate, MESA + Management, LLC (the "Affiliate") controlled by a common shareholder of the Company, funds to assist in the formation of the Affiliate's operations as an investment advisor and fund manager. The loan, plus interest at 7% a year, is payable when the Affiliate becomes self-sufficient, as defined and achieves a specified level of return from its fund management activities. At December 31, 2014, $929,778 is due from this Affiliate, including $14,974 accrued paid-in kind interest.

(Continued)

NOTE E - Related Party Transactions – Continued

The Company has recorded the advance to Affiliate at its estimated net realizable value at December 31, 2014, which includes an allowance of $704,751 for uncollectibility of the principal advanced to the affiliate and $14,974 of interest accrued in prior periods, based on the Affiliate's share to date of the underlying investment performance portfolio under management, assuming a future full investment of the intended portfolio. However, this estimate is subject to revision based on the future performance of the fund and the Affiliate's other operations and the amount of such revisions could be substantial. As a result of the foregoing the Company has not recorded $49,928 of paid-in-kind interest for the year ended December 31, 2014 related to this loan at December 31, 2014.

The Company has receivables from five other affiliates owned by the common shareholders. These amounts have no specific due date and are noninterest bearing. At December 31, 2014, $320,323 is due from these affiliates.

NOTE F - Restricted Cash

The Company has set aside $101,680 in a restricted bank account in support of an outstanding letter of credit expiring in April 2015 granted in favor of its landlord.

NOTE G - Deferred Bonuses and Commissions

Several employees and an outside broker have been awarded bonuses and commissions for placement deals that were earned in 2014. However, payment of those bonuses and commissions is being deferred until certain related receivables are collected.

NOTE H - Income Taxes

Income taxes on the statement of income are summarized as follows:

Currently payable (refundable):	
Federal	$34,000
New York State	15,000
California	2,000
New York City	19,000
Total	80,000
Net change in deferred income taxes (see Note A)	34,000
Total provision for income taxes	$ 114,000

(Continued)

NOTE H - Income Taxes - Continued

The Company's effective income tax rate of approximately 45% in 2014 varies from statutory corporate federal income tax rate of 34% primarily because of state and local income and certain expenses which are not deductible for tax purposes. Deferred income taxes result from the temporary difference in recording certain revenues and expenses for financial accounting and income tax reporting purposes. The principal difference at December 31, 2014 result from the nondeductibility of the loan valuation allowance, certain accrued bonuses not deductible until realized or paid for income tax purposes and the deferred recognition for income tax purposes related to certain warrants received for services.

NOTE I - Shareholders' Equity

At December 31, 2014, the Company's Certificate of incorporation, as amended, authorizes the Company to issue 19,000 shares of common stock (the "Common Stock"), no par value.

In connection with the purchase of 1,100 shares of Common Stock, two employees issued limited recourse debt obligations to the Company. The employees each paid $75,000 concurrently with the issuance of the Common Stock. The remaining debt obligation of $350,000 is due in three annual and equal installments of up to $58,888 per employee and is limited to the after-tax funds payable to the employee as part of the employee's bonus. In the event that the employee's after-tax bonus is less than the required installment, then the employee is not required to repay their obligation until the following year. The subscriptions receivable of $350,000 at December 31, 2014 from sale of Common Stock issued to employees are reflected as a reduction of stockholder's equity on the balance sheet.

The Company's Certificate of Incorporation, as amended, authorizes the issuance of 12 shares of Series A redeemable preferred stock (the "Preferred Stock"), no par value. The original issue price of $250,000 per share, plus accrued but unpaid dividends, was redeemable by the Company on the fifth anniversary of their issue. However, the preferred stock can only be redeemed if it would not cause the Company's net capital, as calculated pursuant to SEC Rule 15c3-1, to fall below $500,000. The Company also has the option to redeem all of the Preferred Stock at any time after the date of issuance for $275,000 per share plus accrued but unpaid dividends, subject to the same restriction as above. Through December 31, 2014, eleven shares of preferred stock have been issued for a total of $2,750,000.

(Continued)

NOTE I - Shareholders' Equity - Continued

Holders of the Preferred Stock are not entitled to vote on any matter submitted to a vote of the shareholders of the Company.

The Preferred Stock shareholders are entitled to receive dividends at the rate of 8% per share a year based on the issue price of $250,000 subject to adjustment for stock dividends, stock splits, combinations or recapitalizations, as defined. Dividends are cumulative and accrue from date of issue, whether or not declared by Board of Directors. At December 31, 2014, the cumulative dividends in arrears on the Preferred Stock were $56,164.

Upon any sale or liquidation of the Company's assets, the holders of the Preferred Stock have preference over the holders of the Common Stock.

In connection with the issuance of the Preferred Stock, each preferred shareholder received a warrant (the "Warrants") to purchase for $250,000 1.67% - 1.85% of the then outstanding shares of the Common Stock of the Company subject to certain additional specified conditions in the agreement. Each Warrant was exercisable during the thirty day period following the fifth anniversary of their issuance. At December 31, 2014, eleven Warrants were outstanding.

The Warrants contain the same redemption provisions as the Preferred Stock.

In November 2014, the preferred shareholders agreed to extend the redemption provisions of both the Preferred Stock and Warrants.

NOTE J - Commitments

The Company's lease for office space in New York City expired in November 2014, and was extended through April 11, 2015. The average annual rent under this lease is approximately $250,000.

The Company's lease for office space in Los Angeles, California expires in October 2017 and provides for periodic rent increases over the rental period averaging approximately $60,000 a year plus escalation charges.

(Continued)

NOTE J - Commitments - Continued

At December 31, 2014, future minimum annual payments under these leases are due as follows:

Year ending December 31:

2015	**$147,085**
2016	**66,059**
2017	**56,592**
Total	**$269,735**

Rent expense for year ended December 31, 2013 was $310,641.

NOTE K- 401(k) Profit Sharing Plan and Pension Plan

In 2013, the Company adopted a 401(k) profit sharing plan and a supplementary pension plan for certain employees of the Company.

The 401(k) profit sharing plan provides for contributions by the Company of a discretionary matching percentage of the amount contributed by eligible employees. In addition, the plan provides for special discretionary contributions up to the maximum amount allowable as a deduction for income tax purposes, as approved by the Board of Directors.

The pension plan, whose contributions are limited based on the contributions to the 401(k) profit sharing plan, is available to all common shareholders and non-highly compensated employees who meet certain eligibility requirements. The pension plan provides for annual actuarially determined contributions designed to provide benefits based solely on the amounts funded and is considered the functional equivalent of defined contribution plan.

Company contributions to these plans aggregated $700,366 for the year of which $504,501 is contingent and $195,855 is accrued.

SCHEDULE 1

M.E.S.A. SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2014

Net Capital:

Shareholders' equity before liabilities subordinated to claims of general creditors and nonallowable assets		$ 1,967,133
Add:		
Discretionary bonuses and employee benefits		3,203,845
Shareholders' equity before nonallowable assets		5,170,978
Nonallowable assets:		
Petty cash	$ 313	
Investments	1,270,413	
Accounts receivable	2,466,117	
Prepaid expenses and other current assets	46,575	
Property and equipment	84,253	
Note receivable	5,000	
Due from related party	545,350	
Defered tax asset	79,000	
Restricted cash	101,680	
Deposits and other assets	5,726	4,604,427
Net capital		566,551
Minimum net capital required		124,356
Excess net capital		$ 442,195

Capital Ratio:

Ratio of aggregate indebtedness to net capital	3.29

Reconciliation with Company's computation of net capital (included in Part IIA of Form X-17A-5 as of December 31, 2014)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 637,757
Adjustment to revenues	(299,928)
Adjustments to expenses	(223,479)
Adjustment to nonallowable assets	116,825
Adjustments to liabilities	211,020
Balance - December 31, 2014 (as above)	$ 442,195

Report of Independent Registered Public Accounting Firm

Board of Directors
M.E.S.A. Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M.E.S.A. Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 20, 2015

M.E.S.A. SECURITIES, INC.

EXEMPTION REPORT

AS AT DECEMBER 31, 2014

M.E.S.A. Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240 .17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared by 17 C.R.F. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exemption.

M.E.S.A. Securities, Inc.

I, Brian Richards, affirm that, to the best of my knowledge and belief, this exemption report is true and correct.

Brian Richards

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
M.E.S.A. Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by M.E.S.A. Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified partners in evaluating M.E.S.A. Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). M.E.S.A. Securities, Inc.'s management is responsible for the M.E.S.A. Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 **cgscpa.com**

**Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation
-2-**

**Board of Directors
M.E.S.A. Securities, Inc.**

This report is intended solely for the information and use of the management of M.E.S.A. Securities, Inc. and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York
March 20, 2015**

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 **cgscpa.com**

M.E.S.A. SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2014

Form SIPC-7 General Assessment for the year	$ 26,720
Less payment made with interim SIPC-6	10,242
Amount due with SIPC-7 - paid in March 2015	$ 16,478

SIPC Collection Agent: Securities and Protection Corporation